Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended
November 29, 2015
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$438.8
Add (deduct):
Fixed charges	198.4
Distributed income of equity method investees	8.2
Capitalized interest	(3.6)
Earnings available for fixed charges (a)	$641.8

Fixed charges:
Interest expense	$160.2
Capitalized interest	3.6
One third of rental expense (1)	34.6
Total fixed charges (b)	$198.4

Ratio of earnings to fixed charges (a/b)	3.2

(1) Considered to be representative of interest factor in rental expense.